Exhibit 99.1

NEWS RELEASE
Stock Symbols:   PGF - TSX
           PGH - NYSE

PENGROWTH ENERGY ANNOUNCES 2015 FOURTH QUARTER CASH DIVIDEND
OF CDN $0.01 PER SHARE

(Calgary, November 19, 2015) – Pengrowth Energy Corporation today announced that its fourth quarter 2015 dividend, payable on December 15, 2015, will be Cdn $0.01 per common share. The dividend will be payable to all shareholders who hold Pengrowth shares at the close of business on the record date of November 30, 2015.

The above dividend has been designated as an "eligible dividend" for Canadian income tax purposes. Pengrowth's dividends are also considered "qualified dividends" for U.S. income tax purposes.

Pengrowth's Board of Directors and management regularly review the level of dividends. Pengrowth's Board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements and the availability of debt and equity capital. Dividends can and may fluctuate in the future as a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements.
About Pengrowth:
Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth's assets include the Cardium light oil, Lindbergh thermal bitumen, Swan Hills light oil and Montney natural gas projects. Pengrowth's shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:
Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com